UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

SolarCity Corporation

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

83416T100

(CUSIP Number)

Elon Musk

c/o SolarCity Corporation

3055 Clearview Way

San Mateo, CA 94402

(650) 638-1028

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(1)	NAMES OF REPORTING PERSONS Elon Musk
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF & OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

*	Percentage calculated based on 0 shares of common stock, par value $0.0001 per share, outstanding as of November 21, 2016.

Item 1. Security and Issuer

This Amendment No. 7 (this “Amendment No. 7”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 21, 2012, by Elon Musk, as previously amended on February 7, 2014, February 13, 2015, February 2, 2016, February 16, 2016, June 20, 2016 and July 31, 2016 (the “Original Schedule 13D”). The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, par value $.0001 per share (the “Common Stock”), of SolarCity Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3055 Clearview Way, San Mateo, California 94402. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background

(a)	This Amendment No. 7 is filed by Elon Musk.

(b)	Mr. Musk’s address is c/o SolarCity Corporation, 3055 Clearview Way, San Mateo, California 94402.

(c)	Mr. Musk is the Chief Executive Officer and Chairman of the Board of Tesla Motors, Inc.; Chief Executive Officer, Chief Technology Officer and Chairman of Space Exploration Technologies Corporation; and was Chairman of the Board of Directors of the Issuer prior to the Merger (as defined below).

(d)	During the past five years, Mr. Musk has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Mr. Musk has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Musk is a citizen of the United States of America.

Item 4. Purpose of Transaction

The information contained in Item 4 of the Original Schedule 13D is hereby amended and supplemented by with the following information:

On November 21, 2016 (the “Closing Date”), pursuant to the Agreement and Plan of Merger Agreement, dated as of July 31, 2016, among the Issuer, Tesla Motors, Inc. (“Tesla”) and D Subsidiary, Inc., a wholly owned subsidiary of Tesla (“Merger Sub”), (i) Merger Sub merged with and into SolarCity (the “Merger”), with SolarCity surviving the Merger as a wholly owned subsidiary of Tesla, and (ii) each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than treasury shares owned by the Issuer or shares owned by Tesla or Merger Sub) was converted into the right to receive 0.110 shares of common stock, par value $.001, of Tesla (“Tesla Common Stock”), and cash in lieu of fractional shares.

Mr. Musk disposed of 22,178,704 shares of Common Stock in the Merger, consisting of (i) 21,845,674 outstanding shares of Common Stock, all of which shares were held in a revocable trust, (ii) $10,000,000 in aggregate principal amount of the Issuer’s Zero Coupon Convertible Senior Notes due 2020 (which were convertible into 303,030 shares of Common Stock within 60 days following November 21, 2016), all of which shares were held in a revocable trust, and (iii) options to acquire 30,000 shares of Common Stock exercisable within 60 days following November 21, 2016, in exchange for 2,439,657 shares of Tesla Common Stock. As a result of the closing of the Merger, Mr. Musk no longer beneficially owns any shares of Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	As of the date hereof, Mr. Musk beneficially owns 0 shares of Common Stock.

(b)	As of the date hereof, Mr. Musk beneficially owns 0 shares of Common Stock.

(c)	Except as otherwise described herein, Mr. Musk has not engaged in any transactions in the Common Stock in the past 60 days.

(d)	Not applicable.

(e)	Mr. Musk ceased to be a beneficial owner of more than five percent of the Common Stock on the Closing Date.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented with the information contained in Item 4 of this Amendment No. 7, which is hereby incorporated by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2016

By:	/s/ Elon Musk
Elon Musk